Exhibit 12.1

CODEXIS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

						Nine Months Ended September 30,

	Years Ended December 31,
	2011	2012	2013	2014	2015	2016
Fixed charges:
Interest Expense	$—	$—	$13	$—	$—	$12

Total Fixed Charges	—	—	13	—	—	12

Earnings available for fixed charges:
Pre-tax income (loss) from continuing operations	(16,309)	(30,587)	(41,390)	(19,327)	(7,919)	(3,313)
Add: Fixed Charges	—	—	13	—	—	12

Earnings (deficiency of earnings) available to cover fixed charges	$(16,309)	$(30,587)	$(41,377)	$(19,327)	$(7,919)	$(3,301)

Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Our earnings were inadequate to cover fixed charges for the years ended December 31, 2011 through December 31, 2015 and the nine months ended September 30, 2016